FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2010

D. MEDICAL INDUSTRIES LTD.
(Exact name of registrant as specified in its charter)

7 Zabotinsky St.
Moshe Aviv Tower
Ramat-Gan 52520
Israel
+972 (3) 611-4514
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036
(800) 927-9801
(Name, address, including zip code and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Information contained in this Form 6-K

                On December 26, 2010, D. Medical Industries Ltd. (the "Company") reported the issuance of ordinary shares of the Company to shareholders of Nilimedix Ltd., the Company's subsidiary, in exchange for their shares in Nilimedix.

Exhibits

Exhibit 99.1
A notice filed in Israel on December 26, 2010, reporting the issuance of ordinary shares of the registrant to shareholders of Nilimedix Ltd., the registrant's subsidiary, in exchange for their shares in Nilimedix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2010	D. Medical Industries Ltd. By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer